The financial statements of Evans, Inc. (the "Registrant") will not be completed by May 30, 1997, the last day for filing of its annual report on Form 10K for the year ended March 1, 1997.

The registrant is in negotiations with its lender for modifications to certain terms of its loan agreement. These modifications will have a material effect on the Registrants's financial statement disclosures for the year ended March 1, 1997. Due to the time required to produce financial data and other needed information, the Registrant was unable to complete the formal loan modifications before the due date of the annual report on Form 10K.